December 13, 2005

Via EDGAR Electronic Transmission

and Facsimile: (202) 942-9530

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Ms. Jill Davis
Division of Corporation Finance

	Re:	Whittier Energy Corporation
Registration Statements on Form SB-2
File No. 333-127321

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Whittier Energy Corporation, a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form SB-2 so that it becomes effective at 5:00 p.m., Eastern Time, on December 13, 2005, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 and  Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.  The Registrant hereby acknowledges that (a) if the Commission or its staff, acting pursuant to delegated authority, declares the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement; (b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (c) the Registrant may not assert the Commission declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call Michael B. Young at (713) 850-1880 (facsimile (713) 850-1879 and email myoung@whittierenergy.com).

Very truly yours,

WHITTIER ENERGY CORPORATION

By:	/s/ Michael B. Young
Michael B. Young
Chief Financial Officer